Filed by one, pursuant to

Rule 425 under the Securi ties Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange act of 1934

Subject Company: MarkForged, Inc.

Registration No.: 333-254973

Dear X,

We are writing as a friendly reminder that the meeting date for the shareholders of one to vote on Markforged’s proposed merger with one will be this Tuesday, July 13, 2021. one has shared a proxy statement/prospectus and accompanying proxy card with details required for voting.

Your vote is important and we encourage you to participate. Should you have any questions about Markforged ahead of the vote, we would be happy to set up a meeting.

Best,

Shai Terem	Mark Schwartz
President and Chief Executive Officer	Chief Financial Officer

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between one ("AONE") and MarkForged, Inc. ("Markforged"). In connection with the proposed transaction, AONE has filed a final proxy statement/prospectus (the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) that has been distributed to AONE’s shareholders in connection with AONE’s solicitation of proxies for the vote by AONE’s shareholders with respect to the proposed transaction as described in the Prospectus. AONE may also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of AONE are urged to read the Prospectus and all other relevant documents filed or that will be filed with the SEC as they become available, because they will contain important information about the proposed transaction. On or about June 24, 2021, AONE mailed the Prospectus and other relevant documents to its shareholders of record as of May 28, 2021, the record date established for the extraordinary general meeting of stockholders relating to the proposed transaction. The Prospectus is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: one, 16 Funston Avenue, Suite A, The Presidio of San Francisco, San Francisco, California 94129, Attention: Secretary.

Participants in the Solicitation

AONE and Markforged and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the SEC. Information about the directors and executive officers of AONE and Markforged are set forth in the Prospectus and other filings with the SEC that are available free of charge from the sources indicated above.